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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                              (AMENDMENT NO. ___)1


                            CORPAS INVESTMENTS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  21986N-10-3
        ---------------------------------------------------------------
                                 (CUSIP Number)

                          E. Thom Rumberger, Jr., Esq.
                            Greenberg Traurig, P.A.
                      111 North Orange Avenue, 20th Floor
                             Orlando, Florida 32801
                                 (407) 420-1000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 24, 1999
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .

              Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)


                              (PAGE 1 OF 4 PAGES)


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         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

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CUSIP NO. 21986N-10-3                                    Page 2 of 4 Pages
          -----------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              LAWRENCE R. KUHNERT

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]

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    3      SEC USE ONLY



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    4      SOURCE OF FUNDS*

              OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                           [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
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                        7   SOLE VOTING POWER

                               948,000
      NUMBER OF
        SHARES        ---------------------------------------------------------
     BENEFICIALLY       8   SHARED VOTING POWER
       OWNED BY
         EACH                  0
      REPORTING       ---------------------------------------------------------
        PERSON          9   SOLE DISPOSITIVE POWER
         WITH
                               948,000
                      ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                               0
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              948,000
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [X]

              Excludes (i) 10,000 shares solely owned by Jacqueline Kuhnert (wife of reporting person), (ii) 10,000 shares solely owned by Ryan Kuhnert (son over age of 21), and (iii) 10,000 shares solely owned by Daniel Kuhnert (brother of reporting person).
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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.9%
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    14     TYPE OF REPORTING PERSON*

              IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

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CUSIP NO. 21986N-10-3                                    PAGE 3 OF 4 PAGES
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ITEM 1.           SECURITY AND ISSUER.

                  The title of the class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock"), of Corpas Investments, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive offices is 2536 Countryside Boulevard, 2nd Floor, Clearwater, Florida 33763.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) Lawrence R. Kuhnert

                  (b) Lawrence R. Kuhnert's business address is c/o 2536 Countryside Boulevard, 2nd Floor, Clearwater, Florida 33763.

                  (c) Lawrence R. Kuhnert is the Chief Financial Officer and a Director of the Company.

                  (d) Lawrence R. Kuhnert has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Lawrence R. Kuhnert, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Lawrence R. Kuhnert is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  All 948,000 shares of Common Stock beneficially owned by Mr. Kuhnert were received upon the merger of Interactive ConEd.com, Inc., a Delaware corporation ("ICE"), with and into the Company (the "Merger"). Pursuant to the Merger, Mr. Kuhnert, as a stockholder of ICE, received one share of Common Stock in exchange for each of his shares of common stock of ICE. The Merger was effective on November 24, 1999.

ITEM 4.           PURPOSE OF TRANSACTION.

                  In respect of the Merger, the Company issued 5,600,000 shares of Common Stock in exchange for all the issued and outstanding common stock of ICE. The Merger was effective on November 24, 1999 upon the filing of the Articles of Merger with the Secretary of State of the State of Florida and the Certificate of Merger with the Secretary of State of the State of Delaware. Of the 5,600,000 shares of Common Stock issued in respect of the Merger, Mr. Kuhnert received 948,000 shares.

                  The shares of Common Stock acquired by Mr. Kuhnert were acquired and are being held as an investment. Mr. Kuhnert intends to review on a continuing basis his investment in the Company and may, depending on his evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, his investment in the Company. Except as set forth above, Mr. Kuhnert does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.



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                                  SCHEDULE 13D

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CUSIP NO. 21986N-10-3                                    PAGE 4 OF 4 PAGES
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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The number of Common Stock beneficially owned by Lawrence
R. Kuhnert is 948,000, comprising approximately 9.9% of the outstanding shares of Common Stock.

                  (b) Lawrence R. Kuhnert has sole voting and sole dispositive power with respect to the 948,000 shares.

                  (c) During the past 60 days, transactions in the Company's securities by Mr. Kuhnert, beneficially or otherwise, are as follows:

                      (i) Acquisition of 948,000 shares of Common Stock in respect of the Merger which was effective November 24, 1999. Mr. Kuhnert received the shares in exchange for his 948,000 shares of common stock of ICE.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as described above, there are no contracts, arrangements, understandings or relationships with respect to the securities to which Mr. Kuhnert is a party or subject.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.

                                   SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 30, 1999                       /s/ Lawrence R. Kuhnert
                                           ------------------------------------
                                                    Lawrence R. Kuhnert